October 15, 2018

VIA EDGAR TRANSMISSION

Karen Rossotto
Senior Counsel and Adviser to the Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Neiman Funds Proxy, File No. 811-21290

Dear Ms. Rossotto:

     On September 24, 2018, Neiman Funds (the "Registrant") on behalf of its series, Neiman Large Cap Value Fund, Neiman Balanced Allocation Fund, and Neiman Opportunities Fund (the "Funds"), filed a preliminary proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a proposed new management agreement. In a telephone conversation on October 4, 2018, you provided comments on the Proxy. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please confirm that when the new management agreement is described as "substantially similar" to the old management agreement, that it differs only in date of execution, date of effectiveness and term.

Response. Registrant so confirms.

Comment 2. Please confirm that when the new expense limitation agreement is described as "substantially similar" to the old expense limitation agreement, that it differs only in date of execution, date of effectiveness and term; and that the recapture features are the same.

Response. Registrant so confirms and notes neither the old nor new expense limitation agreement have a recapture feature.

Comment 3. When describing the new expense limitation agreement, please add clarifying disclosure to make clear that it includes a reimbursement feature.

Response. Registrant has amended the description of the features of the new expense limitation agreement to include "reimbursement" when describing its various features.

Comment 4. Under the heading "Voting Securities and Voting," when describing the nature of NYSE-member restrictions on voting shares on matters that may substantially affect a shareholder’s rights, please include a note that these circumstances are also otherwise known as "non-routine matters."

Response. Registrant has amended the description NYSE-member restrictions on voting shares on matters that may substantially affect a shareholder’s rights, to include a note that these circumstances are also otherwise known as "non-routine matters."

If you have any questions, please call Parker Bridgeport at (614) 469-3238 or Donald Mendelsohn at (513) 352-6546.

Very truly yours, /s/ Parker D. Bridgeport Parker D. Bridgeport